Attention Business Editors:

Arizona Star Files Application to List its Common Shares

On The American Stock Exchange

TORONTO, May 4 /CNW/ - Arizona Star Resource Corp. (TSX-V: AZS) announced today that it has filed an application to list its common shares on The American Stock Exchange. To complete the application process, the Company has retained A.B. Korelin & Associates inc. to assist in preparing a 40-F Registration Statement to be filed with the United States Securities and Exchange Commission.

President and CEO Paul Parisotto noted that "one of the commitments of the new management and directors when we assumed office was that we would take steps to improve liquidity and expand our shareholder base. The proposed AMEX listing will be an important step in this direction".

Arizona Star holds a 25% interest in the Cerro Casale gold-copper project located in Chile. Placer Dome holds a 51% interest in the project and is the operator. Bema Gold holds the remaining 24%.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

/For further information: please visit www.arizonastar.com or contact Paul Parisotto, President and CEO, Tel: (416) 369-9333/ (AZS.)